 Exhibit 99.37

Form 45-106F1 Report of Exempt Distribution

A.	General Instructions

1.	Filing instructions

An issuer or underwriter that is required to file a report of exempt distribution and pay the applicable fee must file the report and pay the fee as follows:

•	In British Columbia – through BCSC eServices at http://www.bcsc.bc.ca.

•	In Ontario – through the online e-form available at http://www.osc.gov.on.ca.

•	In all other jurisdictions – through the System for Electronic Document Analysis and Retrieval (SEDAR) in accordance with National Instrument 13-101 System for Electronic Document Analysis and Retrieval (SEDAR) if required, or otherwise with the securities regulatory authority or regulator, as applicable, in the applicable jurisdictions at the addresses listed at the end of this form.

The issuer or underwriter must file the report in a jurisdiction of Canada if the distribution occurs in the jurisdiction, and the issuer or underwriter is relying on a specific exemption from the prospectus requirement set out in section 6.1 of the Instrument. The requirement to file this report might also be a condition of a prospectus exemption provided in a national, multilateral or local rule or instrument, or a condition of an exemptive relief order. If a distribution is made in more than one jurisdiction of Canada, the issuer or underwriter may satisfy its obligation to file the report by completing a single report identifying all purchasers, and file the report in each jurisdiction of Canada in which the distribution occurs. Filing fees payable in a particular jurisdiction are not affected by identifying all purchasers in a single report.

In order to determine the applicable fee in a particular jurisdiction of Canada, consult the securities legislation of that jurisdiction.

2.	Issuers located outside of Canada

If an issuer located outside of Canada determines that a distribution has taken place in a jurisdiction of Canada, include information about purchasers resident in that jurisdiction only.

3.	Multiple distributions

An issuer may use one report for multiple distributions occurring within 10 days of each other, provided the report is filed on or before the 10th day following the first distribution date. However, an investment fund issuer that is relying on the exemptions set out in subsection 6.2(2) of NI 45-106 may file the report annually in accordance with that subsection.

4.	References to purchaser

References to a purchaser in this form are to the beneficial owner of the securities.

However, if a trust company, trust corporation, or registered adviser described in paragraph (p) or (q) of the definition of “accredited investor” in section 1.1 of NI 45-106 has purchased the securities on behalf of a fully managed account, provide information about the trust company, trust corporation or registered adviser only; do not include information about the beneficial owner of the fully managed account.

Joint purchasers may be treated as one purchaser for the purposes of Item 7(f) of this form.

5.	References to issuer

References to “issuer” in this form include an investment fund issuer and a non-investment fund issuer, unless otherwise specified.

6.	Investment fund issuers

If the issuer is an investment fund, complete Items 1-3, 6-8, 10, 11 and Schedule 1 of this form.

7.	Mortgage investment entities

If the issuer is a mortgage investment entity, complete all applicable items of this form other than Item 6.

8.	Language

The report must be filed in English or in French. In Québec, the issuer or underwriter must comply with linguistic rights and obligations prescribed by Québec law.

9.	Currency

All dollar amounts in the report must be in Canadian dollars. If the distribution was made or any compensation was paid in connection with the distribution in a foreign currency, convert the currency to Canadian dollars using the daily exchange rate of the Bank of Canada on the distribution date. If the distribution date occurs on a date when the daily exchange rate of the Bank of Canada is not available, convert the currency to Canadian dollars using the most recent daily exchange rate of the Bank of Canada available before the distribution date. For investment funds in continuous distribution, convert the currency to Canadian dollars using the average daily exchange rate of the Bank of Canada for the distribution period covered by the report.

If the distribution was not made in Canadian dollars, provide the foreign currency in Item 7(a) of the report.

10.	Date of information in report

Unless otherwise indicated in this form, provide the information as of the distribution end date.

11.	Date of formation

For the date of formation, provide the date on which the issuer was incorporated, continued or organized (formed). If the issuer resulted from an amalgamation, arrangement, merger or reorganization, provide the date of the most recent amalgamation, arrangement, merger or reorganization.

12.	Security codes

Wherever this form requires disclosure of the type of security, use the following security codes:

Security code	Security type
BND	Bonds
CER	Certificates (including pass-through certificates, trust certificates)
CMS	Common shares
CVD	Convertible debentures
CVN	Convertible notes
CVP	Convertible preferred shares
DCT	Digital coins or tokens
DEB	Debentures
DRS	Depository receipts (such as American or Global depository receipts/shares)
FTS	Flow-through shares
FTU	Flow-through units
LPU	Limited partnership units and limited partnership interests (including capital commitments)
MTG	Mortgages (other than syndicated mortgages)
NOT	Notes (include all types of notes except convertible notes)
OPT	Options
PRS	Preferred shares
RTS	Rights
SMG	Syndicated mortgages
SUB	Subscription receipts
UBS	Units of bundled securities (such as a unit consisting of a common share and a warrant)
UNT	Units (exclude units of bundled securities, include trust units and mutual fund units)
WNT	Warrants (including special warrants)
OTH	Other securities not included above (if selected, provide details of security type in Item 7d)

13.	Distributions by more than one issuer of a single security

If two or more issuers distributed a single security, provide the full legal names of the co-issuers in Item 3.

B.	Terms used in the form

1.	For the purposes of this form:

 “designated foreign jurisdiction” means Australia, France, Germany, Hong Kong, Italy, Japan, Mexico, the Netherlands, New Zealand, Singapore, South Africa, Spain, Sweden, Switzerland or the United Kingdom of Great Britain and Northern Ireland;

 “eligible foreign security” means a security offered primarily in a foreign jurisdiction as part of a distribution of securities in either of the following circumstances:

(a)	the security is issued by an issuer

(i)	that is incorporated, formed or created under the laws of a foreign jurisdiction,

(ii)	that is not a reporting issuer in a jurisdiction of Canada,

(iii)	that has its head office outside of Canada, and

(iv)	that has a majority of the executive officers and a majority of the directors ordinarily resident outside of Canada;

(b)	the security is issued or guaranteed by the government of a foreign jurisdiction;

“foreign public issuer” means an issuer where any of the following apply:

(a)	the issuer has a class of securities registered under section 12 of the 1934 Act;

(b)	the issuer is required to file reports under section 15(d) of the 1934 Act;

(c)	the issuer is required to provide disclosure relating to the issuer and the trading in its securities to the public, to security holders of the issuer or to a regulatory authority and that disclosure is publicly available in a designated foreign jurisdiction;

“legal entity identifier” means a unique identification code assigned to the person

(a)	in accordance with the standards set by the Global Legal Entity Identifier System, or

(b)	that complies with the standards established by the Legal Entity Identifier Regulatory Oversight Committee for pre-legal entity identifiers;

“NRD” means National Registration Database;

“permitted client” has the same meaning as in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations;

“SEDAR profile” means a filer profile required under section 5.1 of National Instrument 13-101 System for Electronic Document Analysis and Retrieval (SEDAR).

2.	For the purposes of this form, a person is connected with an issuer or an investment fund manager if either of the following applies:

(a)	one of them is controlled by the other;

(b)	each of them is controlled by the same person.

Form 45-106F1 Report of Exempt Distribution

Item 1 – Report Type

[X] New report

[ ] Amended report   If amended, provide filing date of report that is being amended. [ ] (YYYY-MM-DD)

Item 2 – Party Certifying the Report

Indicate the party certifying the report (select only one). For guidance regarding whether an issuer is an investment fund, refer to section 1.1 of National Instrument 81-106 Investment Fund Continuous Disclosure *and the companion policy to NI 81-106.*

[ ] Investment fund issuer

[X] Issuer (other than an investment fund)

[ ] Underwriter

Item 3 – Issuer Name and Other Identifiers

Provide the following information about the issuer, or if the issuer is an investment fund, about the fund.

Full legal name	Nouveau Monde Graphite Inc.
Previous full legal name	

If the issuer's name changed in the last 12 months, provide most recent previous legal name.

Website	http://nouveaumonde.ca	(if applicable)

If the issuer has a legal entity identifier, provide below. Refer to Part B of the Instructions for the definition of "legal entity identifier".

Legal entity identifier	549300JDLMT728W4PV57

If two or more issuers distributed a single security, provide the full legal name(s) of the co-issuer(s) other than the issuer named above.

Full legal name(s) of co-issuer(s)		(if applicable)

Item 4 – Underwriter Information

If an underwriter is completing the report, provide the underwriter's full legal name and firm NRD number.

Full legal name		
Firm NRD number		(if applicable)

If the underwriter does not have a firm NRD number, provide the head office contact information of the underwriter.

Street address				
Municipality		Province/State		
Country		Postal code/Zip code		
Telephone number		Website		(if applicable)

ITEM 5 – ISSUER INFORMATION

If the issuer is an investment fund, do not complete Item 5. Proceed to Item 6.

a) Primary industry

Provide the issuer's North American Industry Classification Standard (NAICS) code (6 digits only) that in your reasonable judgment most closely corresponds to the issuer's primary business activity.

NAICS industry code | 2 | 1 | 2 | 3 | 9 | 8 |

*If the issuer is in the **mining industry**, indicate the stage of operations. This does not apply to issuers that provide services to issuers operating in the mining industry. Select the category that best describes the issuer's stage of operations.*

[X] Exploration [ ] Development [ ] Production

Is the issuer's primary business to invest all or substantially all of its assets in any of the following? If yes, select all that apply.

[ ] Mortgages [ ] Real estate [ ] Commercial/business debt [ ] Consumer debt [ ] Private companies

[ ] Cryptoassets

b) Number of employees

Number of employees: [ ] 0 – 49 [X] 50 – 99 [ ] 100 – 499 [ ] 500 or more

c) SEDAR profile number

Does the issuer have a SEDAR profile?

[ ] No [X] Yes If yes, provide SEDAR profile number | 0 | 0 | 0 | 3 | 4 | 0 | 9 | 5 |

If the issuer does not have a SEDAR profile complete Item 5(d) – (h).

d) Head office address

Street address		Province/State	
Municipality		Postal code/Zip code	
Country		Telephone number	

e) Date of formation and financial year-end

Date of formation [ ] YYYY [ ] MM [ ] DD Financial year-end [ ] MM [ ] DD

f) Reporting issuer status

Is the issuer a reporting issuer in any jurisdiction of Canada? [ ] No [ ] Yes

If yes, select the jurisdictions of Canada in which the issuer is a reporting issuer.

[ ] All [ ] AB [ ] BC [ ] MB [ ] NB [ ] NL [ ] NT

[ ] NS [ ] NU [ ] ON [ ] PE [ ] QC [ ] SK [ ] YT

g) Public listing status

If the issuer has a CUSIP number, provide below (first 6 digits only).

CUSIP number | | | | | | |

If the issuer is publicly listed, provide the name of the exchange on which the issuer's equity securities primarily trade. Provide only the name of an exchange and not a trading facility such as, for example, an automated trading system.

Exchange name [ ]

h) Size of issuer's assets

Select the size of the issuer's assets based on its most recently available annual financial statements (Canadian $). If the issuer has not prepared annual financial statements for its first financial year, provide the size of the issuer's assets at the distribution end date.

[ ] $0 to under $5M [ ] $5M to under $25M [ ] $25M to under $100M

[ ] $100M to under $500M [ ] $500M to under $1B [ ] $1B or over

Item 6 – Investment Fund Issuer Information

If the issuer is an investment fund, provide the following information.

a) Investment fund manager information

Full legal name ____________________

Firm NRD Number ☐☐☐☐☐☐☐ (if applicable)

If the investment fund manager does not have a firm NRD number, provide the head office contact information of the investment fund manager.

Street Address			
Municipality		Province/State	
Country		Postal code/Zip code	
Telephone number		Website (if applicable)	

b) Type of investment fund

Type of investment fund that most accurately identifies the issuer (select only one).

☐ Money market ☐ Equity ☐ Fixed income ☐ Balanced

☐ Alternative strategies ☐ Cryptoasset ☐ Other (describe) ____________________

Indicate whether one or both of the following apply to the investment fund.

☐ Invests primarily in other investment fund issuers

☐ Is a UCITs Fund[1]

[1]Undertaking for the Collective Investment of Transferable Securities funds (UCITs Funds) are investment funds regulated by the European Union (EU) directives that allow collective investment schemes to operate throughout the EU on a passport basis on authorization from one member state.

c) Date of formation and financial year-end of the investment fund

Date of formation ☐ YYYY ☐ MM ☐ DD

Financial year-end ☐ MM ☐ DD

d) Reporting issuer status of the investment fund

Is the investment fund a reporting issuer in any jurisdiction of Canada? ☐ No ☐ Yes

If yes, select the jurisdictions of Canada in which the investment fund is a reporting issuer.

☐ All ☐ AB ☐ BC ☐ MB ☐ NB ☐ NL ☐ NT

☐ NS ☐ NU ☐ ON ☐ PE ☐ QC ☐ SK ☐ YT

e) Public listing status of the investment fund

If the investment fund has a CUSIP number, provide below (first 6 digits only).

CUSIP number ☐☐☐☐☐☐

If the investment fund is publicly listed, provide the name of the exchange on which the investment fund's securities primarily trade. Provide only the name of an exchange and not a trading facility such as, for example, an automated trading system.

Exchange name ____________________

f) Net asset value (NAV) of the investment fund

Select the NAV range of the investment fund as of the date of the most recent NAV calculation (Canadian $).

☐ $0 to under $5M ☐ $5M to under $25M ☐ $25M to under $100M

☐ $100M to under $500M ☐ $500M to under $1B ☐ $1B or over

Date of NAV calculation: ☐ YYYY ☐ MM ☐ DD

ITEM 7 – INFORMATION ABOUT THE DISTRIBUTION

If an issuer located outside of Canada completes a distribution in a jurisdiction of Canada, include in Item 7 and Schedule 1 information about purchasers resident in that jurisdiction of Canada only. Do not include in Item 7 securities issued as payment of commissions or finder's fees in connection with the distribution, which must be disclosed in Item 8. The information provided in Item 7 must reconcile with the information provided in Schedule 1 of the report.

a) Currency

Select the currency or currencies in which the distribution was made. All dollar amounts provided in the report must be in Canadian dollars.

[X] Canadian dollar [ ] US dollar [ ] Euro Other (describe) [ ]

b) Distribution date(s)

State the distribution start and end dates. If the report is being filed for securities distributed on only one distribution date, provide the distribution date as both the start and end dates. If the report is being filed for securities distributed on a continuous basis, include the start and end dates for the distribution period covered by the report.

	YYYY	MM	DD
Start date	2020	08	28
End date	2020	08	28

c) Detailed purchaser information

Complete Schedule 1 of this form for each purchaser and attach the schedule to the completed report.

d) Types of securities distributed

Provide the following information for all distributions reported on a per security basis. Refer to Part A(12) of the Instructions for how to indicate the security code. If providing the CUSIP number, indicate the full 9-digit CUSIP number assigned to the security being distributed.

Security code			CUSIP number (if applicable)	Description of security	Number of securities	Canadian $ Single or lowest price	Canadian $ Highest price	Canadian $ Total amount
B	N	D		Secured Convertible Bond	1	-	-	$15,000,000 principal amount of bond
W	N	T		Share Purchase Warrants	75,000,000	-	-	-

e) Details of rights and convertible/exchangeable securities

If any rights (e.g. warrants, options) were distributed, provide the exercise price and expiry date for each right. If any convertible/exchangeable securities were distributed, provide the conversion ratio and describe any other terms for each convertible/exchangeable security.

Convertible / exchangeable security code			Underlying security code			Exercise price (Canadian $) Lowest	Exercise price (Canadian $) Highest	Expiry date (YYYY-MM-DD)	Conversion ratio	Describe other terms (if applicable)
B	N	D	C	M	S			2023-08-28	$0.20	Up to 75,000,000 common shares may be issued if the Secured Convertible Bond is fully converted
W	N	T	S	M	S			2023-08-28	$0.22	Up to 75,000,000 common shares may be purchased

f) Summary of the distribution by jurisdiction and exemption

State the total dollar amount of securities distributed and the number of purchasers for each jurisdiction of Canada and foreign jurisdiction where a purchaser resides and for each exemption relied on in Canada for that distribution. However, if an issuer located outside of Canada completes a distribution in a jurisdiction of Canada, include distributions to purchasers resident in that jurisdiction of Canada only.

This table requires a separate line item for: (i) each jurisdiction where a purchaser resides, (ii) each exemption relied on in the jurisdiction where a purchaser resides, if a purchaser resides in a jurisdiction of Canada, and (iii) each exemption relied on in Canada, if a purchaser resides in a foreign jurisdiction.

For jurisdictions within Canada, state the province or territory, otherwise state the country.

Province or country	Exemption relied on	Number of unique purchasers[2a]	Total amount (Canadian $)
United Kingdom	NI 45-106 2.3 [Accredited investor]	1	$15,000,000
	Total dollar amount of securities distributed		$15,000,000
	Total number of unique purchasers[2b]	1	

[2a] *In calculating the number of unique purchasers per row, count each purchaser only once. Joint purchasers may be counted as one purchaser.*

[2b] *In calculating the total number of unique purchasers to which the issuer distributed securities, count each purchaser only once, regardless of whether the issuer distributed multiple types of securities to, and relied on multiple exemptions for, that purchaser.*

g) Net proceeds to the investment fund by jurisdiction

If the issuer is an investment fund, provide the net proceeds to the investment fund for each jurisdiction of Canada and foreign jurisdiction where a purchaser resides.[3] If an issuer located outside of Canada completes a distribution in a jurisdiction of Canada, include net proceeds for that jurisdiction of Canada only. For jurisdictions within Canada, state the province or territory, otherwise state the country.

ITEM 8 – COMPENSATION INFORMATION

Provide information for each person (as defined in NI 45-106) to whom the issuer directly provides, or will provide, any compensation in connection with the distribution. ***Complete additional copies of this page if more than one person was, or will be, compensated.***

Indicate whether any compensation was paid, or will be paid, in connection with the distribution.

[X] No [ ] Yes If yes, indicate number of persons compensated. [ ]

a) Name of person compensated and registration status

Indicate whether the person compensated is a registrant.

[ ] No [ ] Yes

If the person compensated is an individual, provide the name of the individual.

Full legal name of individual

Family name	First given name	Secondary given names

If the person compensated is not an individual, provide the following information.

Full legal name of non-individual [ ]

Firm NRD number [ ] (if applicable)

Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal.

[ ] No [ ] Yes

b) Business contact information

If a firm NRD number is not provided in Item 8(a), provide the business contact information of the person being compensated.

Street address [ ]

Municipality [ ] Province/State [ ]

Country [ ] Postal code/Zip code [ ]

Email address [ ] Telephone number [ ]

c) Relationship to issuer or investment fund manager

Indicate the person's relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of "connected" in Part B(2) of the Instructions and the meaning of "control" in section 1.4 of NI 45-106 for the purposes of completing this section.

[ ] Connected with the issuer or investment fund manager

[ ] Insider of the issuer (other than an investment fund)

[ ] Director or officer of the investment fund or investment fund manager

[ ] Employee of the issuer or investment fund manager

[ ] None of the above

d) Compensation details

Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer.

Cash commissions paid [ ]

Value of all securities distributed as compensation[4] [ ]

Security codes

Security code 1	Security code 2	Security code 3

Describe terms of warrants, options or other rights [ ]

Other compensation[5] [ ] Describe [ ]

Total compensation paid [ ]

[ ] Check box if the person will or may receive any deferred compensation (describe the terms below)

[ ]

[4]Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer.

[5]Do not include deferred compensation.

Item 9 – Directors, Executive Officers and Promoters of the Issuer

If the issuer is an investment fund, do not complete Item 9. Proceed to Item 10.

Indicate whether the issuer is any of the following (select the one that applies – if more than one applies, select only one).

- [X] Reporting issuer in any jurisdiction of Canada
- [ ] Foreign public issuer
- [ ] Wholly owned subsidiary of a reporting issuer in any jurisdiction of Canada[6]
  Provide name of reporting issuer ______
- [ ] Wholly owned subsidiary of a foreign public issuer[6]
  Provide name of foreign public issuer ______
- [ ] Issuer distributing only eligible foreign securities and the distribution is to permitted clients only[7]

If the issuer is at least one of the above, do not complete Item 9(a) – (c). Proceed to Item 10.

[6]An issuer is a wholly owned subsidiary of a reporting issuer or a foreign public issuer if all of the issuer's outstanding voting securities, other than securities that are required by law to be owned by its directors, are beneficially owned by the reporting issuer or the foreign public issuer, respectively.

[7]Check this box if it applies to the current distribution even if the issuer made previous distributions of other types of securities to non-permitted clients. Refer to the definitions of "eligible foreign security" and "permitted client" in Part B(1) of the Instructions.

- [ ] ***If the issuer is none of the above, check this box and complete Item 9(a) – (c).***

a) Directors, executive officers and promoters of the issuer

Provide the following information for each director, executive officer and promoter of the issuer. For locations within Canada, state the province or territory, otherwise state the country. For "Relationship to issuer", "D" – Director, "O" – Executive Officer, "P" – Promoter.

Organization or company name	Family name	First given name	Secondary given names	Business location of non-individual or residential jurisdiction of individual	Relationship to issuer (select all that apply)		
				Province or country	D	O	P

b) Promoter information

If the promoter listed above is not an individual, provide the following information for each director and executive officer of the promoter. For locations within Canada, state the province or territory, otherwise state the country. For "Relationship to promoter", "D" – Director, "O" – Executive Officer.

Organization or company name	Family name	First given name	Secondary given names	Residential jurisdiction of individual	Relationship to promoter (select one or both if applicable)	
				Province or country	D	O

c) Residential address of each individual

Complete Schedule 2 of this form providing the full residential address for each individual listed in Item 9(a) and (b) and attach to the completed report. Schedule 2 also requires information to be provided about control persons.

Item 10 – Certification

Provide the following certification and business contact information of an officer, director or agent of the issuer or underwriter. If the issuer or underwriter is not a company, an individual who performs functions similar to that of a director or officer may certify the report. For example, if the issuer is a trust, the report may be certified by the issuer's trustee. If the issuer is an investment fund, a director or officer of the investment fund manager (or, if the investment fund manager is not a company, an individual who performs similar functions) may certify the report if the director or officer has been authorized to do so by the investment fund.

The certification may be delegated, but only to an agent that has been authorized by an officer or director of the issuer or underwriter to prepare and certify the report on behalf of the issuer or underwriter. If the report is being certified by an agent on behalf of the issuer or underwriter, provide the applicable information for the agent in the boxes below.

If the individual completing and filing the report is different from the individual certifying the report, provide the name and contact details for the individual completing and filing the report in Item 11.

The signature on the report must be in typed form rather than handwritten form. The report may include an electronic signature provided the name of the signatory is also in typed form.

Securities legislation requires an issuer or underwriter that makes a distribution of securities under certain prospectus exemptions to file a completed report of exempt distribution.

By completing the information below, I certify, on behalf of the issuer/underwriter/investment fund manager, to the securities regulatory authority or regulator, as applicable, that I have reviewed this report and to my knowledge, having exercised reasonable diligence, the information provided in this report is true and, to the extent required, complete.

Name of issuer/underwriter/ investment fund manager/agent	Nouveau Monde Graphite Inc.		
Full legal name	Fortin	Virginie	
	Family name	First given name	Secondary given names
Title	Legal Affairs Director and Corporate Secretary		
Telephone number	514-566-5323	Email address	vfortin@NouveauMonde.ca
Signature	(Signed) "Virginie Fortin"	Date	2020 / 09 / 03 (YYYY / MM / DD)

Item 11 – Contact Person

Provide the following business contact information for the individual that the securities regulatory authority or regulator may contact with any questions regarding the contents of this report, if different than the individual certifying the report in Item 10.

[X] Same as individual certifying the report

Full legal name				Title	
	Family name	First given name	Secondary given names		
Name of company					
Telephone number				Email address	

Notice – Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authority or regulator under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or regulator in the local jurisdiction(s) where the report is filed, at the address(es) listed at the end of this form.

The attached Schedules 1 and 2 may contain personal information of individuals and details of the distribution(s). The information in Schedules 1 and 2 will not be placed on the public file of any securities regulatory authority or regulator. However, freedom of information legislation may require the securities regulatory authority or regulator to make this information available if requested.

By signing this report, the issuer/underwriter confirms that each individual listed in Schedule 1 or 2 of the report who is resident in a jurisdiction of Canada:

a) has been notified by the issuer/underwriter of the delivery to the securities regulatory authority or regulator of the information